UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 23, 2024

INFINERA CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	001-33486	77-0560433
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6373 San Ignacio Avenue

San Jose, California 95119

(Address of principal executive offices)

(408) 572-5200

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	INFN	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

☐ Emerging growth company

☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 8.01	Other Events

Explanatory Note

As previously disclosed, on June 27, 2024, Infinera Corporation (“Infinera”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Nokia Corporation (“Nokia”) and Neptune of America Corporation (“Merger Sub”). The Merger Agreement provides that, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Infinera (the “Merger”), with Infinera surviving the Merger and becoming a wholly owned subsidiary, directly or indirectly, of Nokia.

In connection with the Merger, Nokia filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) on August 1, 2024, and amended that registration statement on August 16, 2024 (as amended, the “Registration Statement”). The Registration Statement contained (1) a preliminary prospectus with respect to the Nokia ordinary shares to be issued in the Merger; and (2) a preliminary proxy statement of Infinera in respect of a special meeting of Infinera’s stockholders, which is scheduled to be held on October 1, 2024 (the “Special Meeting”). The SEC declared the Registration Statement effective on August 21, 2024. On August 21, 2024, Nokia and Infinera filed the definitive proxy statement and prospectus with the SEC (the “Proxy Statement/Prospectus”).

In connection with the Merger, three complaints have been filed. One complaint was filed in United States District Court for the Northern District of California and is captioned Alcantar v. Infinera Corporation, et al., Case No. 5:24-cv-05979 (filed August 26, 2024). Two complaints were filed in the Supreme Court of the State of New York, County of New York and are captioned Williams v. Infinera Corporation, et al., Index No. 654775/2024 (filed September 12, 2024) and Jones v. Infinera Corporation, et al., Index No. 654784/2024 (filed September 13, 2024). The complaint filed in California federal court alleges that the Proxy Statement/Prospectus is materially incomplete and misleading in violation of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”). The complaints filed in New York state court allege that the Proxy Statement/Prospectus is materially incomplete and misleading and assert claims for negligent misrepresentation, concealment and negligence in violation of New York common law. The three complaints are referred to collectively as the “Merger Actions.” The Merger Actions name as defendants Infinera and members of Infinera’s Board of Directors (the “Infinera Board”). The Merger Actions seek, among other relief, corrective disclosures, an injunction of the Merger, rescission or rescissory damages (if the Merger is consummated), damages and attorneys’ fees.

In addition, Infinera has received multiple demand letters from purported stockholders of the Company (the “Demand Letters”), each of which make similar allegations to those in the Merger Actions regarding the purported deficiencies and/or incomplete information in the preliminary proxy statement, the Proxy Statement/Prospectus or both.

Infinera believes that the disclosures set forth in the preliminary proxy statement and the Proxy Statement/Prospectus comply fully with all applicable law and that the allegations contained in the Merger Actions and Demand Letters are without merit. However, in order to moot the purported stockholders’ unmeritorious disclosure claims, alleviate the costs, risks and uncertainties inherent in litigation, and provide additional information to its stockholders, Infinera has determined to voluntarily supplement the Proxy Statement/Prospectus with certain supplemental disclosures set forth below (all such disclosures, the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures in this Current Report on Form 8-K. To the contrary, Infinera specifically denies all allegations by the purported stockholders in the Merger Actions and Demand Letters that any additional disclosure was or is required or material. The Supplemental Disclosures will not affect the timing of the Special Meeting.

THE SUPPLEMENTAL DISCLOSURES SHOULD BE READ IN CONJUNCTION WITH THE PROXY STATEMENT/PROSPECTUS, AND THE PROXY STATEMENT/PROSPECTUS SHOULD BE READ IN ITS ENTIRETY.

Supplemental Disclosures

All paragraph headings and page references refer to the headings and pages in the Proxy Statement/Prospectus before any additions or deletions resulting from the Supplemental Disclosures or any other amendments. The Supplemental Disclosures are identified below by bold, underlined text. ~~Stricken-through~~ text shows text being deleted from a referenced disclosure in the Proxy Statement/Prospectus. Capitalized terms used in this Current Report on Form 8-K that are not defined have the meaning given to them in the Proxy Statement/Prospectus.

Letter to Infinera Stockholders

The second paragraph under the language “Dear Stockholders of Infinera Corporation” in the letter to Infinera stockholders appearing at the start of the Proxy Statement/Prospectus is amended as follows:

The transaction represents a premium of 28 percent to the closing share price of the common stock, par value $0.001 per share of Infinera common stock (the “Infinera Common Stock”) on June 26, 2024, the last full trading day before the public announcement of the Merger Agreement, and a 37 percent premium to the trailing 180-trading day volume weighted average price (“VWAP”) of Infinera Common Stock as of June 26, 2024.

Questions and Answers

The paragraph on page xi of the Proxy Statement/Prospectus under the language “How does the consideration in the Merger compare to the market price of Infinera Common Stock?” is amended as follows:

The transaction represents a premium of 28 percent to the closing share price of Infinera Common Stock on June 26, 2024, the last full trading day before the public announcement of the Merger Agreement, and a 37 percent premium to the trailing 180-trading day volume weighted average price of Infinera Common Stock as of June 26, 2024.

Summary

The paragraph on page 1 of the Proxy Statement/Prospectus under the language “Introduction” is amended as follows:

On June 27, 2024, Nokia and Infinera announced that Infinera agreed to be acquired by Nokia. The acquisition will create a highly scaled and truly global optical business with increased in-house technology capabilities and vertical integration. The transaction represents a premium of 28 percent to the closing share price of Infinera Common Stock on June 26, 2024, the last full trading day before the public announcement of the Merger Agreement, and a 37 percent premium to the trailing 180-trading day volume weighted average price of Infinera Common Stock as of June 26, 2024.

Reasons for the Merger

The second bullet point on page 109 of the Proxy Statement/Prospectus under the language “In this regard, the Infinera Board considered, among other things:” is amended as follows:

That $6.65 per share of Infinera Common Stock represents a 28 percent premium to Infinera’s share price at the close of June 26, 2024 (the trading day prior to public announcement of the Merger Agreement), and a 37 percent premium to Infinera’s trailing 180-trading day volume weighted average share price.

Background of the Merger

The first two sentences of the third complete paragraph on page 96 of the Proxy Statement/Prospectus are amended as follows:

On May 24, 2024, the Strategic Committee met. Also in attendance were ~~Mr. Milbury, other~~ members of Infinera management and representatives of each of Wilson Sonsini and Centerview.

Selected Public Companies Trading Analysis

The table on page 117 of the Proxy Statement/Prospectus under the language “The results of this analysis for the selected companies for Infinera are summarized below:” is amended as follows:

Selected Company	EV (in millions)	Market Capitalization (in millions)	EV /Adjusted EBITDA Multiple	Price / Adjusted EPS Multiple
Systems Peers
ADTRAN Holdings, Inc.	$833	$395	6.4x	13.8x

Ciena Corporation	$7,228	$7,084	10.9x	16.6x

Cisco Systems, Inc.	$207,741	$194,367	10.0x	12.9x

Nokia Corporation	$16,046	$21,108	4.4x	9.5x

Telefonaktiebolaget Lm Ericsson	$18,920	$20,384	5.3x	11.1x

Subsystems Peers
Coherent Corp.	$16,788	$11,151	11.5x	19.4x

Lumentum Holdings, Inc.	$5,173	$3,529	14.9x	18.6x

Marvell Technology, Inc.	$63,883	$60,553	24.5x	29.8x

Systems Peer Median			6.4x	12.9x
Overall Peer Median			10.5x	15.2x

The paragraph on page 117 of the Proxy Statement/Prospectus that begins “Centerview applied the EV / Adjusted EBITDA multiple reference range . . .” is amended as follows:

Centerview applied the EV / Adjusted EBITDA multiple reference range to Infinera’s calendar year 2025 estimated Adjusted EBITDA of $237 million, as set forth in the Infinera Forecasts, to derive a range of implied enterprise values for Infinera. Centerview subtracted from this range of implied enterprise values the book value of Infinera’s net debt (including an adjustment for cash settlement of convertible notes, with the settlement amount inclusive of a step up from the make-whole fundamental change provision as of the March 31, 2025 illustrative transaction close per Infinera management and the effects of the associated capped call transactions), as set forth in the Infinera Internal Data to derive a range of implied equity values for Infinera. Centerview then divided this range of implied equity values by the number of fully-diluted outstanding shares of Infinera Common Stock, calculated based on approximately (i) 235.1 million basic shares outstanding; (ii) 15.1 million shares subject to Infinera RSUs outstanding; and (iii) 4.0 million shares subject to Infinera PSUs outstanding (calculated based on target payout) (excluding dilution from convertible notes) as of June 26, 2024, as set forth in the Infinera Internal Data, to derive a range of implied values per share of Infinera Common Stock. Centerview also applied the Price / Adjusted EPS multiple reference range to Infinera’s calendar year 2025 Adjusted EPS of $0.46, as set forth in the Infinera Internal Data, to derive a range of implied values per share of Infinera Common Stock.

Selected Transaction Analysis

The table on page 118 of the Proxy Statement/Prospectus statement under the language “The selected transactions consisted of:” is hereby amended as follows:

Announce Date	Target	Acquirer	EV (in millions)	EV / LTM Adjusted EBITDA
January 2024	Juniper Networks, Inc.	Hewlett Packard Enterprise	$13,898	12.1x

Announce Date	Target	Acquirer	EV (in millions)	EV / LTM Adjusted EBITDA
August 2021	ADVA Optical Networking SE	ADTRAN Holdings, Inc.	$1,059	9.8x

November 2018	Finisar Corporation	II-VI Incorporated	$2,887	13.5x

October 2018	Electro Scientific Industries, Inc.	MKS Instruments, Inc.	$955	9.9x

March 2018	Oclaro, Inc.	Lumentum Holdings Inc.	$1,406	10.8x

November 2016	Brocade Communications Systems, Inc.	Broadcom Limited	$5,916	9.8x

April 2016	Alliance Fiber Optic Products, Inc.	Corning Incorporated	$262	10.6x

March 2016	ROFIN-SINAR Technologies, Inc.	Coherent, Inc.	$794	10.9x

February 2016	Newport Corporation	MKS Instruments, Inc.	$973	9.7x

April 2015	Alcatel-Lucent	Nokia Corporation	$16,213	12.5x

November 2014	Oplink Communications, Inc.	Koch Industries, Inc.	$313	11.8x

The paragraph on page 119 of the Proxy Statement/Prospectus that begins “Based on its analysis of the relevant metrics for each of the companies …” is amended as follows:

Based on its analysis of the relevant metrics for each of the companies included in the selected transactions, Centerview selected an EV / LTM Adjusted EBITDA multiple reference range of 10.0x to 12.0x (the “EV / LTM Adjusted EBITDA multiple reference range”). In selecting this reference range, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of Infinera and the companies included in the selected transactions and other factors that could affect the public trading, acquisition or other values of such companies or Infinera. Centerview applied the EV / LTM Adjusted EBITDA multiple reference range to Infinera’s estimated LTM Adjusted EBITDA as of June 26, 2024 of $144 million, as set forth in the Infinera Internal Data, to calculate a range of implied enterprise values of Infinera. Centerview subtracted from this range of implied enterprise values the book value of Infinera’s net debt (including an adjustment for cash settlement of convertible notes, with the settlement amount inclusive of a step up from the make-whole fundamental change provision as of the March 31, 2025 illustrative transaction close per Infinera management and the effects of the associated capped call transactions), as set forth in the Infinera Internal Data, to derive a range of implied equity values for Infinera. Centerview then divided this range of implied equity values by the number of fully-diluted outstanding shares of Infinera Common Stock, calculated based on approximately (i) 235.1 million basic shares outstanding; (ii) 15.1 million shares subject to Infinera RSUs outstanding; and (iii) 4.0 million shares subject to Infinera PSUs outstanding (calculated based on target payout) (excluding dilution from convertible notes) as of June 26, 2024, as set forth in the Infinera Internal Data, to derive a range of implied values per share of Infinera Common Stock of $3.75 to $4.75, rounded to the nearest $0.25. Centerview then compared these ranges to the closing price of Infinera Common Stock on June 26, 2024 of $5.18 per share and to the value of the implied Merger Consideration of $6.65 per share of Infinera Common Stock.

Discounted Cash Flow Analysis

The paragraph on page 119 of the Proxy Statement/Prospectus that begins “In performing this analysis, Centerview calculated the estimated present value …” is amended as follows:

In performing this analysis, Centerview calculated the estimated present value of the unlevered free cash flows of Infinera reflected in the Infinera Forecasts for the years from 2024 through 2033. The terminal value of Infinera at the end of the forecast period was estimated by using perpetuity growth rates ranging from 1.0 percent to 3.0 percent, which perpetuity growth rates were based on considerations that Centerview deemed relevant in its professional judgment and experience. The unlevered free cash flows and terminal values were then discounted to present value using discount rates ranging from 12.00 percent to 14.50 percent. This range of discount rates was determined based on Centerview’s analysis of Infinera’s weighted average cost of capital and other considerations that Centerview deemed relevant in its professional judgment and experience. Based on its analysis, Centerview calculated a range of implied enterprise values of Infinera. Centerview subtracted from this range of implied enterprise values the book value of Infinera’s net debt (including an adjustment for cash settlement of convertible notes, with the settlement amount inclusive of a step up from the make-whole fundamental change provision as of the March 31, 2025 illustrative transaction close per Infinera management and the effects of the associated capped call transactions), as set forth in the Infinera Internal Data, to derive a range of implied equity values of Infinera. Centerview then divided this range of implied equity values by the number of fully-diluted outstanding shares of Infinera Common Stock, calculated based on approximately (i) 235.1 million basic shares outstanding; (ii) 15.1 million shares subject to Infinera RSUs outstanding; and (iii) 4.0 million shares subject to Infinera PSUs outstanding (calculated based on target payout) (excluding dilution from convertible notes) as of June 26, 2024, as set forth in the Infinera Internal Data, to derive a range of implied values per share of Infinera Common Stock of $4.75 to $7.25, rounded to the nearest $0.25. Centerview then compared these ranges to the closing price of Infinera Common Stock on June 26, 2024 of $5.18 per share and to the value of the implied Merger Consideration of $6.65 per share of Infinera Common Stock.

Equity Interests of Infinera’s Directors and Executive Officers

Footnote 5 to the table beginning on page 172 of the Proxy Statement/Prospectus is amended as follows:

(5) In addition to serving as a member of the Infinera Board, Ms. Rice is a managing director of Oaktree Capital Management, L.P., an affiliate of Oaktree Optical, which beneficially owned, in the aggregate, approximately 11 percent of the voting power of the outstanding shares of Infinera Common Stock outstanding as of the Record Date and entitled to vote at the Special Meeting. Simultaneously with the execution of the Merger Agreement, Oaktree Optical, in its capacity as a stockholder of Infinera, entered into the Voting Agreement agreeing, among other things, to vote its shares of Infinera Common Stock: (1) in favor of the adoption of the Merger Agreement and the transactions contemplated thereby; and (2) in the manner specified in the Voting Agreement on certain other matters. Ms. Rice has waived any participation in the compensation benefits available to Infinera’s non-employee directors, except for customary reimbursement of expenses.

*   *   *

If you have any questions or need assistance voting your shares of Infinera Common Stock or making an election in respect of such shares, please contact:

430 Park Avenue, 14th Floor

New York, NY 10022

Banks and Brokers Call: (203) 658-9400

Stockholders Call Toll Free: (800) 662-5200

E-mail: INFN@investor.sodali.com

Additional Information and Where to Find It; Participants in the Solicitation

Infinera mailed the Proxy Statement/Prospectus and a WHITE proxy card to each stockholder entitled to vote at the special meeting of Infinera’s stockholders to consider the Merger. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF INFINERA AND NOKIA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT INFINERA OR NOKIA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INFINERA, NOKIA AND THE MERGER. Detailed information regarding the names, affiliations and interests of individuals who are participants in the solicitation of proxies of Infinera’s stockholders is available in the Proxy Statement/Prospectus.

Stockholders may obtain, free of charge, the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Infinera or Nokia with the SEC in connection with the Merger at the SEC’s website (http://www.sec.gov). Copies of the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Infinera with the SEC in connection with the Merger will also be available, free of charge, at Infinera’s investor relations website (https://investors.infinera.com/), or by emailing Infinera’s investor relations department (apassi@infinera.com). Copies of the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Nokia with the SEC in connection with the Merger will also be available, free of charge, at Nokia’s investor relations website (https://www.nokia.com/about-us/investors/), or by emailing Nokia’s investor relations department (investor.relations@nokia.com).

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Merger and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, and there will not be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this Current Report on Form 8-K may be characterized as forward-looking under the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially.

Statements in this communication that are forward-looking may include statements regarding the anticipated timing of the closing of the Merger.

Risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, in addition to those identified above, include: (1) the possibility that the conditions to the closing of the Merger are not satisfied, including the risk that required approvals from Infinera’s stockholders for the Merger or required regulatory approvals to consummate the Merger are not obtained, on a timely basis or at all; (2) the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Merger Agreement; (3) possible disruption related to the Merger to the current plans, operations and business relationships of Infinera and Nokia, including through the loss of customers and employees; (4) the amount of the costs, fees, expenses and other charges incurred by Infinera and Nokia related to the Merger; (5) the possibility that the stock prices of Infinera and Nokia could fluctuate during the pendency of the Merger and may decline if the Merger is not completed; (6) for both Infinera and Nokia, the possible diversion of management’s time and attention from ongoing business operations and opportunities; (7) the response of competitors and other market participants to the Merger; (8) potential litigation relating to the Merger; (9) uncertainty as to the timing of completion of the Merger and the ability of each party to consummate the Merger; and (10) the other risks and uncertainties detailed in the periodic reports that Infinera and Nokia file with the SEC. All forward-looking statements in this Current Report on Form 8-K are based on information available to Infinera and Nokia as of the date of this Current Report on Form 8-K, and, except as required by law, neither Infinera nor Nokia assumes any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

INFINERA CORPORATION

Date: September 23, 2024	By:	/s/ NANCY ERBA
	Name:	Nancy Erba
	Title:	Chief Financial Officer and Principal Accounting Officer